July 10, 2017 VIA EDGAR

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Re:	First Capital Investment Corporation

Preliminary Proxy Statement filed with the SEC on April 21, 2017

File Nos. 0-55502; 814-01137

Dear Mr. Williamson:

On behalf of First Capital Investment Corporation (the “Company”), please find transmitted herewith for filing the Fund’s response to verbal comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued on June 29, 2017, with respect to the above-captioned filing. The headings and numbered paragraphs below correspond to the order of the Commission’s comments. References to page numbers (other than in headings taken from the Commission’s comments) are to pages of the preliminary proxy statement (the “Proxy Statement”), filed with the Commission on April 21, 2017. We respond to the specific comments of the Staff as follows:

General

1.	We note your response to Comment No. 2 and believe you are wrong. We believe there is a distinction between adjourning a meeting and using proxies to adjourn a meeting. Please acknowledge the distinction.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in the definitive proxy statement to remove the language relating to voting proxies to adjourn the meeting.

Proposal Two. Approval of Investment Advisory and Administrative Services Agreement, page 14

2.	We refer to your response to Comment No. 4 where you state that the interim investment advisory agreement did not contain certain provisions required by Rule 15a-4(b)(2) of the Investment Company Act of 1940, but that you intend to enter into an amendment that will contain the required provisions. Please advise as to whether you have been operating as if the agreement contained the required provisions. Without limiting the generality of the foregoing, have all advisory fees been placed in an interest-bearing escrow account or not? Also, please confirm the date you filed the 8-K and update the disclosure in the proxy statement to discuss the amendment.

Response: The Company advises the Staff that it filed the First Amendment to the Interim Investment Advisory and Administrative Services Agreement as Exhibit 10.1 to its Current Report on Form 8-K on June 23, 2017. The Company further notes that no advisory fees were paid from the Company to FCIC Advisors LLC (the “Adviser”) during the term of the Interim Investment Advisory and Administrative Services Agreement and that advisory fees payable to the Adviser for the quarter ending June 30, 2017 will be placed in an interest-bearing account in accordance with the provisions of Rule 15a-4(b)(2)(vi) of the Investment Company Act of 1940.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:	Pat Clemens